TRENT

RECEIVED

2007 MAY -8 A 10:29

FICE OF INTERNATIONAL
CORPORATE FINANCE

2 May 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref. GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

07023323

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, please find enclosed a schedule detailing documents that have recently been released by Severn Trent Plc, together with copies of said documents.

Would you please acknowledge receipt of the documents by email to Gemma.Knowles@stplc.com

Yours faithfully,

Gemma Knowles
Assistant Company Secretary

PROCESSED
MAY 1 5 2007
THOMSON
FINANCIAL

Encl.

dw 5/10

T:\Secretariat\Co Sec Department\SEC Listing\Monthly Returns 2007\Correspondence\D - SEC Letter - April 07 return - 2May07.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

			Document released to:					
Document Details	Category	Document Date	LSE/ UKLA	Registrar of Companies	Shareholders	Press release	SEC	Comments
Total Voting Rights	SE Announcement	02-Apr-2007	✓				✓	Filed with SEC on 2 April 2007
Trading Statement	SE Announcement	03-Apr-2007	✓				✓	Filed with SEC on 3 April 2007
88(2) - Lloyds TSB Registrars Corporate Nominee - 5,778 shares	Co House Forms	17-Apr-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 3,797 shares	Co House Forms	19-Apr-2007		✓				
88(2) - Lloyds TSB Registrars Corporate Nominee - 3,234 shares	Co House Forms	19-Apr-2007		✓				
88(2) - Various - 12,322 shares	Co House Forms	26-Apr-2007		✓				
288a - Appointment of Secretary	Co House Forms	30-Mar-2007		✓				
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	24-Apr-2007	✓					
EMTN - Contractual Terms relating to issue - Severn Trent Water Utilities Finance Plc	UKLA	24-Apr-2007	✓					

RECEIVED

BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,284	3,397	3,314
Nominal value of each share	97 17/19p	97 17/19p	97 17/19p
Amount (if any) paid or due on each share *(including any share premium)*	£6.88	£7.20	£7.38

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,322
Name Address , UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 26/4/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E1654	Tel: 01903 833570
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	2366619
Company name in full	Severn Trent Plc
	Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	04	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,327		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£9.34		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,322

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ______________ Date 26/4/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E1654	Tel: 01903 833570
DX number	DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY -8 A ...

CHFPO83

Return of Allotment of Shares

Company Number	2366619
Company name in full	Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	13	04	2007	I	I	III

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,234		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,234
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,234

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19/4/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA

ESP-EXEC/OPD/E1612 Tel: 01903 833562

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 MAY -9 A 10:-0

Return of Allotment of Shares

CHFPO83

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	04	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,797		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.88		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	3,797
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	3,797
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 19/4/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/OPD/E1600 Tel: 01903 833570
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 2366619

Company name in full Severn Trent Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	03	04	2007	|	|	|||

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,778		
Nominal value of each share	97 17/19p		
Amount (if any) paid or due on each share *(including any share premium)*	£7.38		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd, Part ID: OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,778
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,778

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 17/4/07

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/OPD/E1534	Tel: 01903 833570
DX number	DX exchange

BLUEPRINT 2000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	2366619
Company Name in full	Severn Trent Plc

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	30 03 2007
† Date of Birth (Day Month Year)	
Appointment as director	
as secretary	X

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	
* Honours etc	
Forename(s)	Kerry Ann Abigail
Surname	Porritt
Previous forename(s)	
Previous surname(s)	
Usual residential address	Brushwood House, 22 Clarence Road
Post town	Great Malvern
Postcode	WR14 3EH
County / Region	Worcestershire
Country	
† Nationality	
† Business occupation	
† Other directorships (additional space next page)	

I consent to act as ** director / secretary of the above named company

Consent signature | **Date**

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed | **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

The Company Secretary, Severn Trent Plc, 2297
Coventry Road, Birmingham, B26 3PU, England

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 2366619

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

24 April 2007

Severn Trent Water Utilities Finance Plc

Issue of JPY 1,500,000,000
1.510 per cent. Notes due 26 April 2012
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Birmingham B26 3PU, United Kingdom.

1.	(i)	Issuer:	Severn Trent Water Utilities Finance Plc
	(ii)	Guarantor:	Severn Trent Water Limited
2.	(i)	Series Number:	85
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Japanese Yen ("**JPY**")
4.	Aggregate Nominal Amount:		
	(i)	Series:	JPY 1,500,000,000
	(ii)	Tranche:	JPY 1,500,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denomination:		JPY 100,000,000
7.	(i)	Issue Date and Interest Commencement Date:	26 April 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		26 April 2012, subject to adjustment in accordance with the Modified Following Business Day Convention

9.	Interest Basis:	1.510 per cent. Fixed Rate (*further particulars specified below*)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	(i) Status of the Notes:	Senior
	(ii) Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	1.510 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	26 April and 26 October in each year from and including 26 October 2007 up to and including the Maturity Date, in each case subject to adjustment in accordance with the Modified Following Business Day Convention in respect of payment dates only
	(iii) Fixed Coupon Amount(s):	JPY 755,000 per JPY 100,000,000 in nominal amount
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction:	30/360
	(vi) Determination Date(s):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	**Floating Rate Note Provisions**	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	JPY 100,000,000 per Note of JPY 100,000,000 Specified Denomination
23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in the Conditions
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a) Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes only upon an Exchange Event
	(b) New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	London and Tokyo
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	Not Applicable
	(ii) Instalment Date(s):	Not Applicable
30.	Redenomination applicable:	Redenomination not applicable
31.	Other terms or special conditions:	Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		The Royal Bank of Scotland plc
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	None
(ii)	Admission to trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2. RATINGS

Ratings: The following ratings reflect the ratings allocated to Notes of the type being issued under the Programme generally:

Moody's: A2
Standard & Poor's: A

3. NOTIFICATION

Not Applicable

4. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as described in "Subscription and Sale" and for any fees payable to the Dealer, so far as the Issuer and the Guarantor is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer	See "*Use of Proceeds*" wording in Prospectus
(ii)	Estimated net proceeds:	JPY 1,500,000,000
(iii)	Estimated total expenses:	Not Applicable

6. PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes Only)*

Not Applicable

7. PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)

Not Applicable

8. OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0296592909
(ii)	Common Code:	029659290

(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

24 April 2007

Severn Trent Water Utilities Finance Plc

Issue of JPY 2,000,000,000 2.605 per cent. Notes due 26 April 2029
Guaranteed by Severn Trent Water Limited
under the €2,500,000,000
Euro Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Prospectus dated 4 August 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Prospectus. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Prospectus. The Prospectus is available for viewing at http://www.rns-pdf.londonstockexchange.com/rns/3261h_-2006-8-7.pdf and copies may be obtained from the registered office of the Issuer at 2297 Coventry Road, Sheldon, Birmingham B26 3PU, United Kingdom.

1.	(i) Issuer:	Severn Trent Water Utilities Finance Plc
	(ii) Guarantor:	Severn Trent Water Limited
2.	Series Number:	84
3.	Specified Currency or Currencies:	Japanese Yen ("JPY")
4.	Aggregate Nominal Amount:	JPY 2,000,000,000
5.	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount of the Tranche
6.	Specified Denominations:	JPY 100,000,000 and the Notes may not be subdivided into a smaller denomination
7.	Issue Date and Interest Commencement Date:	26 April 2007
8.	Maturity Date:	26 April 2029
9.	Interest Basis:	2.605 per cent. Fixed Rate *(further particulars specified below)*
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable

12.	Put/Call Options:	Not Applicable
13. (i)	Status of the Notes:	Senior
(ii)	Status of the Guarantee:	Senior
14.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	**Fixed Rate Note Provisions**	Applicable
(i)	Rate(s) of Interest:	2.605 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date(s):	26 April in each year up to and including the Maturity Date
(iii)	Fixed Coupon Amount(s):	JPY 2,605,000 per JPY 100,000,000 in nominal amount
(iv)	Broken Amount(s):	Not Applicable
(v)	Day Count Fraction:	30/360
(vi)	Determination Date(s):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None
16.	**Floating Rate Note Provisions**	Not Applicable
17.	**Zero Coupon Note Provisions**	Not Applicable
18.	**Index Linked Interest Note Provisions**	Not Applicable
19.	**Dual Currency Interest Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Issuer Call:	Not Applicable
21.	Investor Put:	Not Applicable
22.	Final Redemption Amount	JPY 100,000,000 per Note of Specified Denomination

23.	Early Redemption Amount(s) payable on redemption for taxation reasons or on event of default and/ or the method of calculating the same (if required or if different from that set out in Condition 6(f)):	As set out in the Condition
24.	Put Event:	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	(a)	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive only upon an Exchange Event
	(b)	New Global Note:	No
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:		Tokyo and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination applicable:		Redenomination not applicable
31.	Other terms or special conditions:		Not Applicable

DISTRIBUTION

32.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
33.	If non-syndicated, name of relevant Dealer:		Dresdner Bank AG London Branch
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:		TEFRA D
35.	Additional selling restrictions:		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the €2,500,000,000 Euro Medium Term Note Programme of Severn Trent Plc and Severn Trent Water Utilities Finance Plc.

RESPONSIBILITY

The Issuer and the Guarantor accept responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....
Duly authorised

Signed on behalf of the Guarantor:

By: ....
Duly authorised]

PART B — OTHER INFORMATION

1. LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application has been made for the Notes to be admitted to trading on the London Stock Exchange with effect from 26 April 2007
(iii)	Estimate of total expenses related to admission to trading:	GBP 378.47

2. RATINGS

Ratings: The Notes to be issued have been rated:

S&P	A
Moody's:	A2

3. [NOTIFICATION

The Financial Services Authority [has been requested to provide/has provided — *include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues*] the [*names of competent authorities of host Member States*] with a certificate of approval attesting that the Prospectus has been drawn up in accordance with the Prospectus Directive.]

4. [INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

[Save as described in "Subscription and Sale" and for any fees payable to the [Managers/Dealers], so far as the Issuer [and the Guarantor] is aware, no person involved in the issue of the Notes has an interest material to the offer. — *Amend as appropriate if there are other interests*]

5. [REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

[(i)	Reasons for the offer	[ ] (See ["*Use of Proceeds*"] *wording in Prospectus — if reasons for offer different from making profit and/or hedging certain risks will need to include those reasons here.*)]
[(ii)]	Estimated net proceeds:	[ ] (*If proceeds are intended for more than one use, will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.*)
[(iii)]	Estimated total expenses:	[ ]. [*Expenses are required to be broken down into each principal intended "use" and presented in order of priority of such "uses".*]]

END

6. **[PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING** *(Index-Linked Notes Only)*

[*Need to include details of where past and future performance and volatility of the index/formula can be obtained.*]

[*Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.*]

7. **[PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes Only)Error! Bookmark not defined.**

[*Need to include details of where past and future performance and volatility of the relevant rates can be obtained.*]

8. **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0296066680
(ii)	Common Code:	29606668
(iii)	Any clearing system(s) other than Euroclear Bank SA/NV and Clearstream Banking, *société anonyme* and the relevant identification number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional Paying Agent(s) (if any):	Not Applicable
(vi)	Intended to be held in a manner which would allow Eurosystem eligibility:	No

END